Ur-Energy Raises $5.18 Million Private Placement Financing

LITTLETON, Colo., Dec. 19, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") today announced that it has entered into definitive agreements with a number of new and existing accredited investors in connection with a private placement, or PIPE, financing. Upon closing of the PIPE financing, Ur-Energy will receive gross proceeds of approximately $5.18 million resulting from the sale and issuance of approximately 4,709,089 units at a purchase price of US$1.10 per unit. Each unit consists of one common share and one-half of a warrant to purchase one common share at an exercise price of US$1.35 per share. The warrants are exercisable for three years.

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The financing, which is expected to close prior to the close of business on December 20, 2013, is subject to the satisfaction of certain customary closing conditions contained in the securities purchase agreement, including receipt of applicable regulatory approvals. In connection with the financing, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the common shares issued as part of the units and the common shares issuable upon exercise of the warrants.

Ur-Energy expects to use the proceeds to partially satisfy payments due in connection with the consummation of the Company's previously announced acquisition of Pathfinder Mines Corporation.

Roth Capital Partners acted as lead placement agent for the transaction and co-placement agents were GVC Capital LLC and H.C. Wainwright & Co., LLC.

Blackrock, Inc. ("Blackrock"), an insider of the Company, through one of its investment advisory subsidiaries, is expected to subscribe for 1,818,181 units under the financing. The participation of Blackrock in the financing constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Securities Act (Ontario). The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and, along with the audit committee, unanimously approved the financing, including Blackrock's participation. The material change report in respect of the transaction was not filed 21 days in advance of the closing of the financing. The shorter period was necessary in order to permit the Company to sign and close the financing in a timeframe consistent with usual market practice for transactions of this nature.

This press release shall not constitute an offer to sell or the solicitation of the offer to buy securities. The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration under the Securities Act of 1933 and applicable state securities laws.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility has a two million pounds per year nameplate capacity with a one million pound annual rate planned from the mining areas at Lost Creek. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energy.com	wayne.heili@ur-energy.com

Cautionary Note Regarding Forward-Looking Information

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the closing of the offering and the use of proceeds from the proposed offering) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, necessary regulatory approvals, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future. Additional risks relating to Ur-Energy may be found in current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.